Exhibit 4.5
DESCRIPTION OF OUR SECURITIES
Authorized Capitalization
General
The total amount of authorized capital stock of SoFi Technologies consists of 3,000,000,000 shares of voting common stock, par value $0.0001 per share, 100,000,000 shares of non-voting common stock, par value of $0.0001 per share, 100,000,000 shares of preferred stock, par value $0.0001 per share and 100,000,000 shares of redeemable preferred stock, par value $0.0000025 per share. We have 828,591,590 shares of SoFi Technologies voting common stock outstanding and approximately 3,234,000 shares of SoFi Technologies Series 1 Preferred Stock outstanding.
The following summary of certain provisions of SoFi Technologies securities does not purport to be complete, and we urge you to read the Certificate of Incorporation, Bylaws and the form of Amended and Restated Series H Preferred Stock Warrant Agreement.
Preferred Stock
Our board of directors has authority to issue shares of SoFi Technologies’ preferred stock in one or more series, to fix for each such series such voting powers, designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of SoFi Technologies preferred stock could have the effect of decreasing the trading price of SoFi Technologies common stock, restricting dividends on SoFi Technologies capital stock, diluting the voting power of SoFi Technologies common stock, impairing the liquidation rights of SoFi Technologies capital stock, or delaying or preventing a change in control of SoFi Technologies.
Redeemable Preferred Stock
The board of directors has authority to issue shares of SoFi Technologies’ redeemable preferred stock in one or more series, to fix for each such series such voting powers, designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of SoFi Technologies preferred stock could have the effect of decreasing the trading price of SoFi Technologies common stock, restricting dividends on SoFi Technologies capital stock, diluting the voting power of SoFi Technologies common stock, impairing the liquidation rights of SoFi Technologies capital stock, or delaying or preventing a change in control of SoFi Technologies.
Pursuant to the Certificate of Incorporation, the shares of SoFi Technologies Series 1 Preferred Stock rank senior to all classes of SoFi Technologies common stock and existing and future series or classes of capital stock the terms of which do not expressly provide that it ranks senior to or pari passu with the SoFi Technologies Series 1 Preferred Stock, on parity with future series or classes of capital stock, the terms of which expressly provide that it ranks pari passu with the SoFi Technologies Series 1 Preferred Stock, and junior to all existing and future indebtedness of SoFi Technologies and any future series or class of capital stock the terms of which expressly provide that it ranks senior to the SoFi Technologies Series 1 Preferred Stock. The shares of SoFi Technologies Series 1 Preferred Stock are not convertible into any other securities of SoFi Technologies.
The SoFi Technologies Series 1 Preferred Stock has no stated maturity and will not be subject to any sinking fund or, except upon exercise of any put right as further described below, mandatory redemption. The SoFi Technologies Series 1 Preferred Stock is redeemable at SoFi Technologies’ option as follows: SoFi Technologies may at any time, but no more than three times, at its option, redeem the SoFi Technologies Series 1 Preferred Stock, in whole or in part (subject to a minimum redemption amount as more fully described in the Certificate of Incorporation), including, in some cases, subject to the payment of a redemption premium.
Holders of the SoFi Technologies Series 1 Preferred Stock have put rights pursuant to which they may require SoFi Technologies to purchase for cash some or all of the shares of the SoFi Technologies Series 1 Preferred Stock under certain circumstances, including in connection with a change of control, if a dividend default occurs and if a covenant default occurs and is not cured within the allowed time.
Common Stock
SoFi Technologies common stock is not entitled to preemptive or other similar subscription rights to purchase any of SoFi Technologies securities. SoFi Technologies common stock is neither convertible nor redeemable.

Exhibit 4.5
Voting Rights
Each holder of SoFi Technologies voting common stock is entitled to one vote per share on each matter submitted to a vote of stockholders, as provided by the Certificate of Incorporation. The Bylaws provide that the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, will constitute a quorum at all meetings of the stockholders for the transaction of business. When a quorum is present, the affirmative vote of a majority of the votes cast is required to take action, unless otherwise specified by law, the Bylaws or the Certificate of Incorporation, and except for the election of directors, which is determined by a plurality vote. There are no cumulative voting rights.
Each holder of the SoFi Technologies Series 1 Preferred Stock is entitled to vote on each matter submitted to a vote of holders of SoFi Technologies common stock and is entitled to one vote for each share of SoFi Technologies Series 1 Preferred Stock. The holders of voting common stock and SoFi Technologies Series 1 Preferred Stock vote together as a single class on all matters submitted to a vote of stockholders.
So long as any shares of SoFi Technologies Series 1 Preferred Stock remain outstanding, the affirmative vote or consent of the holders of at least a majority of the outstanding shares of SoFi Technologies Series 1 Preferred Stock is required for SoFi Technologies to amend, alter or repeal any provision of the Certificate of Incorporation or the Bylaws in a manner that materially adversely affects the holders of the SoFi Technologies Series 1 Preferred Stock.
Upon the occurrence of a dividend default, subject to certain conditions, the size of the board of directors will be increased by one, and Holders of the SoFi Technologies Series 1 Preferred Stock have the right to appoint a director to fill the vacancy, which director will serve until certain conditions relating to payment of the cumulative dividends are met.
Dividend Rights
Each holder of shares of SoFi Technologies capital stock is entitled to the payment of dividends and other distributions as may be declared by the board of directors from time to time out of the assets of SoFi Technologies or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of SoFi Technologies preferred stock, if any, and any contractual limitations on the ability of SoFi Technologies to declare and pay dividends.
The holders of SoFi Technologies Series 1 Preferred Stock are entitled to receive cumulative cash dividends at a fixed rate equal to 12.5% per annum prior to declaration or payment of any dividend (other than dividends payable in shares of capital stock junior to the SoFi Technologies Series 1 Preferred Stock) on any such more junior shares of capital stock. Such dividends will accumulate and compound (if applicable) regardless of whether SoFi Technologies has earnings, whether or not there are funds legally available for the payment of those dividends and whether or not those dividends are declared by the board of directors. On the fifth anniversary of May 29, 2019 and annually thereafter, the dividend rate will reset to a new fixed rate equal to six-month London Inter-Bank Offered Rate as in effect on the second London banking day prior to such date plus a spread of 9.9399% per annum.
Other Rights
Each holder of SoFi Technologies common stock is subject to, and may be adversely affected by, the rights of the holders of the SoFi Technologies Series 1 Preferred Stock and any series of SoFi Technologies preferred stock that SoFi Technologies may designate and issue in the future.
Liquidation Rights
If SoFi Technologies is involved in voluntary or involuntary liquidation, dissolution or winding up of the affairs of SoFi Technologies, or a similar event, each holder of SoFi Technologies common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of SoFi Technologies preferred stock and redeemable preferred stock, if any, then outstanding.
SoFi Warrants
Each SoFi warrant entitles the holder thereof to purchase one share of SoFi Technologies common stock at a price of $8.86 per share (subject to certain adjustments) at any time prior to the expiration of the warrant. The SoFi warrants expire at 5:00 p.m., New York time on May 19, 2024, the five-year anniversary of the original issue date of the warrants to acquire SoFi Series H preferred stock. SoFi Technologies is required to provide the holders of SoFi warrants at least 30 days’ notice and the opportunity to exercise such warrants prior to the expiration of the warrants.
Holders may elect to exercise the warrants on a cashless basis. Upon such a cashless exercise, SoFi Technologies would issue a number of shares of SoFi Technologies common stock equal to the quotient obtained by

Exhibit 4.5
dividing (x) (i) the number of shares of SoFi Technologies common stock underlying the warrants being exercised multiplied by (ii) the difference between the fair market value of one share of SoFi Technologies common stock and the exercise price of the warrants, by (y) the fair market value of one share of SoFi Technologies common stock. For these purposes, fair market value means the fair market value as determined by the SoFi Technologies board of directors or, if SoFi Technologies common stock is traded on a national securities exchange or other trading market, the closing price or last sale price of a share of SoFi Technologies common stock reported for the business day immediately prior to the date on which applicable exercise notice is delivered.
The exercise price and amount and kind of property into which the SoFi warrants are exercisable are subject to adjustment upon the occurrence of a stock split, reverse stock split, dividend of common stock or common stock equivalent or recapitalizations or similar transaction with respect to SoFi Technologies common stock. If SoFi Technologies declares a distribution on SoFi Technologies common stock payable in cash, indebtedness, securities, assets or options or rights for which no other adjustment is provided by the terms of the SoFi warrants, holders of SoFi warrants are entitled to receive, upon exercise of the SoFi warrant, the number and kind of securities and assets (including cash dividends) that such holders would have received had such holders been record holders of the SoFi Technologies common stock issuable pursuant to the SoFi warrants as of the record date for such distribution.
No fractional shares of SoFi Technologies common stock will be issued upon the exercise of a SoFi warrant. In lieu of a fractional share, the number of shares of SoFi Technologies common stock will be rounded down to the nearest whole share, and SoFi Technologies will pay the exercising holder an amount in cash equal to the fair market value of such fractional share on the date of exercise, as determined in good faith by the SoFi Technologies board of directors.
Anti-Takeover Effects of the Certificate of Incorporation and the Bylaws
The Certificate of Incorporation and the Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of SoFi Technologies. SoFi Technologies expects that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of SoFi Technologies to first negotiate with the board of directors, which SoFi Technologies believes may result in an improvement of the terms of any such acquisition in favor of SoFi Stockholders. However, they also give the board of directors the power to discourage mergers that some stockholders may favor.
Board Composition and Filling Vacancies
The Certificate of Incorporation provides that directors may be removed with or without cause by the affirmative vote of a majority of the holders of the shares then entitled to vote at an election of directors. Any vacancy on the board of directors, however occurring, including a vacancy resulting from an increase in the size of the board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum, subject to the rights granted to certain stockholders under the Shareholders’ Rights Agreement. The treatment of vacancies has the effect of making it more difficult for stockholders to change the composition of our board of directors.
Special Meetings of Stockholders
The Certificate of Incorporation provides that a special meeting of stockholders may be called by the (a) the Chairperson of the board of directors, (b) the board of directors or (c) the Chief Executive Officer of SoFi Technologies, provided that such special meeting may be postponed, rescheduled or canceled by the board of directors or other person calling the meeting. The Bylaws limit the business that may be conducted at an annual or special meeting of stockholders to those matters properly brought before the meeting.
Action by Written Consent
The Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders must be effected at an annual or special meeting of the stockholders, and may not be taken by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.
Advance Notice Requirements
The Bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of SoFi Technologies’ stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to the corporate secretary of SoFi Technologies prior to the meeting at which the action is to be taken. Generally, to be

Exhibit 4.5
timely, notice must be received at the principal executive offices of SoFi Technologies not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The Bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.
Amendment to Certificate of Incorporation and Bylaws
Any amendment of the Certificate of Incorporation must first be approved by a majority of the board of directors, and if required by law or the Certificate of Incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and certificate of incorporation must be approved by not less than 66 2/3% of the outstanding shares entitled to vote on the amendment, and not less than 66 2/3% of the outstanding shares of each class entitled to vote thereon as a class. The Bylaws may be amended or repealed by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the Bylaws; and may also be amended by the affirmative vote of a majority of the outstanding shares entitled to vote on the election of directors, except that the amendment of the provisions relating to special meetings, voting, advance notice, consents in lieu of meetings, powers, number and qualification of directors, advance notice for nomination of directors, indemnification, exclusive forum and amendments must be approved by the affirmative vote of not less than 66 2/3% 66 2/3% of the voting power of all outstanding shares entitled to vote generally in the election of directors.
Delaware Anti-Takeover Statute
Section 203 of the DGCL provides that if a person acquires 15% or more of the voting stock of a Delaware corporation, such person becomes an “interested stockholder” and may not engage in certain “business combinations” with such corporation for a period of three years from the time such person acquired 15% or more of such corporation’s voting stock, unless: (i) the board of directors of such corporation approves the acquisition of stock or the merger transaction before the time that the person becomes an interested stockholder, (ii) the interested stockholder owns at least 85% of the outstanding voting stock of such corporation at the time the merger transaction commences (excluding voting stock owned by directors who are also officers and certain employee stock plans), or (iii) the merger transaction is approved by the board of directors and at a meeting of stockholders, not by written consent, by the affirmative vote of 2∕3 of the outstanding voting stock which is not owned by the interested stockholder. A Delaware corporation may elect in its certificate of incorporation or bylaws not to be governed by this particular Delaware law.
Limitations on Liability and Indemnification of Officers and Directors
The Certificate of Incorporation provides that SoFi Technologies will indemnify its directors to the fullest extent authorized or permitted by applicable law. SoFi Technologies has entered into agreements to indemnify its directors, executive officers and other employees as determined by the board of directors. Under the Bylaws, SoFi Technologies is required to indemnify each of SoFi Technologies’ directors and officers if the basis of the indemnitee’s involvement was by reason of the fact that the indemnitee is or was a director or officer of SoFi Technologies or was serving at the request of SoFi Technologies as a director, officer, employee or agent for another entity. SoFi Technologies must indemnify its officers and directors against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with such action, suit or proceeding if the indemnitee acted in good faith and in a manner the indemnitee reasonably believed to be in or not opposed to the best interests of SoFi Technologies, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the indemnitee’s conduct was unlawful. The Bylaws also require SoFi Technologies to advance expenses (including attorneys’ fees) incurred by a director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding, provided that such person will repay any such advance if it is ultimately determined that such person is not entitled to indemnification by SoFi Technologies. Any claims for indemnification by SoFi Technologies’ directors and officers may reduce SoFi Technologies’ available funds to satisfy successful third-party claims against SoFi Technologies and may reduce the amount of money available to SoFi Technologies.
Corporate Opportunity Waiver
The Certificate of Incorporation provides that SoFi Technologies acknowledges that, among other things, to the fullest extent permitted by applicable law, Sponsor, the SoftBank Investors, the Silver Lake Investors, the QIA Investors and the Red Crow Investors and their affiliates and director nominees (a) may engage in business that compete with SoFi Technologies without any obligation to offer SoFi Technologies or any holder of SoFi Technologies capital stock the opportunity to participate therein and (b) have not duty to communicate or present to SoFi Technologies or any holder of SoFi Technologies capital stock any potential transaction or matter that may be a

Exhibit 4.5
corporate opportunity for SoFi Technologies and shall have no liability to SoFi Technologies by reason of the fact that such person pursues or acquires the opportunity for itself or directs the opportunity to another person other than SoFi Technologies; provided, that the foregoing do not apply to any potential transaction or matter that may be a corporate or other business opportunity of SoFi Technologies that is presented in writing to a director nominee of SCH, the SoftBank Investors, the Silver Lake Investors, the QIA Investors or the Red Crow Investors expressly in such director nominee’s capacity as a director or employee of SoFi Technologies (and not in any other capacity).
Exclusive Jurisdiction of Certain Actions
The Bylaws provide that, to the fullest extent permitted by law, and unless SoFi Technologies consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, in the event that such court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of SoFi Technologies, (ii) any action asserting a claim for or based on a breach of a fiduciary duty owed by any current or former director, officer or other employee of SoFi Technologies to SoFi Technologies or SoFi Technologies stockholders, (iii) any action asserting a claim against SoFi Technologies or any current or former director or officer or other employee of SoFi Technologies arising pursuant to any provision of the DGCL or the Bylaws or Certificate of Incorporation (as either may be amended from time to time), (iv) any action asserting a claim related to or involving SoFi Technologies that is governed by the internal affairs doctrine, and (v) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL (the “Delaware Forum Provision”). The Delaware Forum Provision, however, does not apply to actions or claims arising under the Exchange Act. The Bylaws also provide that, unless SoFi Technologies consents in writing to the selection of an alternate forum, the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and the rules and regulations promulgated thereunder, shall be the United States Federal District Courts. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder; SoFi Technologies stockholders cannot and will not be deemed to have waived compliance with the U.S. federal securities laws and the rules and regulations thereunder.
These provisions may have the effect of discouraging certain lawsuits, including derivative lawsuits and lawsuits against the directors and officers of SoFi Technologies, by limiting plaintiffs’ ability to bring a claim in a judicial forum that they find favorable. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation or bylaws has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against SoFi Technologies, a court could find the choice of forum provisions contained in the Bylaws to be inapplicable or unenforceable in such action.
Transfer Agent
The transfer agent for SoFi Technologies common stock is Continental Stock Transfer & Trust Company.